UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

April 29, 2014

Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

This Report on Form 6-K contains a report of the first quarter 2014 results of Statoil ASA.

2014 FIRST QUARTER RESULTS

Statoil’s first quarter 2014 operating and financial review

Statoil's first quarter 2014 net operating income was NOK 51.4 billion, a 35% increase compared to the first quarter of 2013. Adjusted earnings were up 9% to NOK 46.0 billion.

“We are pleased to present strong financial results for the quarter. Higher prices and good results from our US gas value chain contributed to a 9% increase in adjusted earnings, compared to same quarter last year. Our operational performance is solid, providing the foundation for around 2% rebased organic production growth in 2014," says Helge Lund, Statoil's president and CEO.

Net operating income was NOK 51.4 billion in the first quarter, an increase of 35% compared to the first quarter of 2013. After quarter specific items, adjusted earnings were NOK 46.0 billion, a 9% increase compared to the same quarter last year. The adjustments of NOK 5.4 billion is primarily related to an award payment following a commercial dispute and gain on sale of assets. The increased revenue was mainly due to higher prices and improved contribution from the gas value chain. Adjusted earnings after tax were NOK 15.8 billion, compared to NOK 12.0 billion in the same period last year.

"With strong cash flows from operations and firm capital discipline, we further strengthened our financial position. The Board proposes to distribute a dividend payment of NOK 1.80 per share for the quarter, in line with our commitment to capital distribution,” says Lund

Underlying operation costs were stable. Exploration expenditure was NOK 4.7 billion, down 7% compared to same quarter last year. Earnings per share were NOK 7.43 in the quarter, up from NOK 2.02 in the first quarter last year. The net debt to capital employed at the end of the quarter was 10%.

“To meet the industry cost and capital intensity challenge we have initiated new, comprehensive measures in the quarter to further strengthen our efficiency and cost competitiveness, while we reached important milestones in the ongoing process of reducing our cost base. We are on track, executing on our plan to deliver high value growth,” says Lund.

Statoil delivered a production of 1,978 mboe per day in the first quarter, down 1% compared to first quarter in 2013. Continued strong project development and execution enabled concept selection for the Johan Sverdrup field and brought the Gudrun field on stream. Johan Sverdrup will be Statoil’s largest field development since the 1980s. The field centre will be developed in multiple phases, with a field capacity in the first phase of 315,000 barrels of oil equivalent per day. The Gudrun project was delivered below cost and on time, utilising the global supplier market.

The continued progress in the Serious incident frequency per million man hours (SIF) was overshadowed by a fatality. A contractor was fatally injured while working on clearing the path for a future pipeline in the US.

The SIF in the quarter was 0.6, compared to 0.7 in the same period last year.

	First quarter			Full year
	2014	2013	change	2013

IFRS Net operating income (NOK billion)	51.4	38.0	35%	155.5
Adjusted earnings (NOK billion) [5]	46.0	42.4	9%	163.1
Adjusted earnings after tax (NOK billion) [5]	15.8	12.0	32%	46.4
IFRS Net income (NOK billion)	23.7	6.4	>100%	39.2
IFRS Basic earnings per share (NOK)	7.43	2.02	>100%	12.53
Equity production (mboe per day)	1,978	1,998	(1%)	1,940
Average liquids price (NOK/bbl) [1]	604.4	581.9	4%	588.1

Statoil 1st quarter 2014     2

Key events since fourth quarter 2013:

•       Production started from the Gudrun project and the fast-track projects Svalin and Vilje Sør on the Norwegian continental shelf (NCS).

•       The concept selection for the Johan Sverdrup phase 1 project on the NCS was approved by the pre-unit owners.

•       Gas and oil was discovered in the Valemon Nord, Askja East and West, F-West and Sao Bernardo wells.

•       Statoil was awarded a deep-water exploration block together with ConocoPhillips in the Myanmar waters of Bay of Bengal.

•       Statoil’s acquisition of 25% equity in the BM-ES-22A concession in the Espírito Santo basin offshore Brazil was approved.

•       Statoil was awarded interests in ten production licenses in the Awards in Predefined Areas 2013 on the NCS.

•       Statoil has signed an agreement to divest a 15% interest in the Statoil-operated block 39 offshore Angola in the Kwanza pre-salt basin. Statoil retains an interest of 40%.

•       The agreement to divest 3.33% of Statoils 25.5% holdings in the Shah Deniz gas field in Azerbaijan and the South Caucasus Pipeline was closed. The agreement to divest further 6.67% is expected to close in the second quarter of 2014.

Statoil 1st quarter 2014     3

FIRST QUARTER 2014 GROUP REVIEW

The first quarter results were impacted by higher prices in NOK and significantly improved results from the international gas value chain. Equity production was slightly lower, mainly due to expected natural decline, divestments and redeterminations on the NCS. Operational performance was solid, with project execution according to plan.

Total equity liquids and gas production [4]  was down 1% to 1,978 mboe per day in the first quarter, primarily due to divestments and redeterminations, expected natural decline on mature fields and lower gas off-take from the NCS. Start-up and ramp-up of production on various fields and lower maintenance and operational effects, partly offset the decrease.

Total entitlement liquids and gas production [3]  remained nearly unchanged at 1,770 mboe per day, impacted by the increase in equity production as described above and a lower negative effect from production sharing agreements (PSA). The PSA-effect was 164 mboe per day compared to 193 mboe per day in the first quarter of 2013.

Exploration expenditures were NOK 4.7 billion in the first quarter, down 7% compared to first quarter of 2013, mainly due to lower seismic and other expenditures, and reduced onshore drilling activity. The decrease was partly offset by higher offshore drilling expenditures due to higher activity and more expensive wells being drilled.

For further information, see section Supplementary disclosures.

Net operating income  (IFRS) was NOK 51.4 billion in the first quarter, an increase of 35% compared to the first  quarter of 2013.

Adjusted earnings is a supplemental non-GAAP measure to Statoil’s IFRS measure of net operating income and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not to be specifically related to Statoil's underlying operational performance in the period. See section Supplementary disclosures for reconciliation of net operating income to adjusted earnings.

Adjusted earnings [5] were NOK 46.0 billion in the first quarter. The 9% increase compared to the first quarter of 2013 was mainly due to increased revenues because of higher prices. Lower liquids prices measured in USD were more than offset by a positive exchange rate development and increased gas prices both in Europe and in the US, measured in NOK. Lower volumes of liquids and gas sold and increased operating and depreciation expenses, primarily due to higher activity, partly offset the increase in adjusted earnings.

Adjusted earnings	First quarter			Full year
	2014	2013	change	2013
(in NOK billion)		(restated)		(restated)

Adjusted total revenues and other income	169.6	160.3	6%	629.6

Adjusted purchases	(83.2)	(81.3)	2%	(307.5)
Adjusted operating expenses and selling, general and administrative expenses	(20.8)	(18.7)	11%	(76.3)
Adjusted depreciation, amortisation and net impairment losses	(16.2)	(14.7)	10%	(65.6)
Adjusted exploration expenses	(3.3)	(3.1)	7%	(17.1)

Adjusted earnings [5]	46.0	42.4	9%	163.1

Adjusted total revenues and other income were up 6% mainly because of higher prices for both liquids and gas measured in NOK. Lower volumes sold, mainly due to reduced production of gas, partly offset the increase in revenues.

Adjusted purchases, which represent Statoil's purchase of SDFI liquid volumes [6] and other 3rd party volumes, increased by 2% mainly because of higher prices for liquids and gas measured in NOK.

Adjusted operating expenses and selling, general and administrative expenses increased by 11% to NOK 20.8 billion, mainly due to increased gas transportation related to value chain optimisation and higher activity because of start-up and ramp-up on various fields. Lower ownership shares resulting from divestments and redeterminations partly offset the increase.

Adjusted depreciation, amortisation and net impairment losses increased by 10% to NOK 16.2 billion, mainly due to higher depreciation from ramp-up on various fields with higher depreciation cost per unit and increased investments on major producing fields. The increase was partly offset by higher reserves estimates and lower production because of divestments, redeterminations and decline on mature fields.

Statoil 1st quarter 2014     4

Adjusted exploration expenses increased by 7% to NOK 3.3 billion, mainly due to higher drilling activity on the NCS and a higher portion of exploration expenditures capitalised in previous periods being expensed this quarter. A reduced portion of current exploration expenditures being capitalised this quarter due to unsuccessful wells added to the increase. Lower drilling activity internationally and reduced seismic costs, partly offset the increase.

Net adjusted financial items  before tax amounted to a loss of NOK 1.0 billion in the first quarter of 2014 compared to NOK 0.0 billion in the first quarter of 2013. The increased loss was mainly due to the level of long term debt, as well as higher interest expense related to long term debt, compared to the first quarter of 2013. Reduced interest income from financial investments added to the increased loss on adjusted financial items. For further information, see section Supplementary disclosures.

Adjusted earnings after tax were NOK 15.8 billion, equivalent to an effective tax rate on adjusted earnings of 65.6%, compared to an effective tax rate on adjusted earnings of 71.8% in the first quarter of 2013. The tax rate decreased mainly due to low tax rates on adjusted earnings from Development and Production International and Marketing, Processing & Renewable Energy in the first quarter of 2014. This was mainly caused by relatively lower adjusted earnings from high tax regimes. The decreased tax on adjusted earnings was also caused by relatively lower adjusted earnings from the NCS in the first quarter of 2014. Income from the NCS is subject to higher than average tax rates.

Adjusted earnings after tax by segment [5]	First quarter
		2014			2013
(in NOK billion)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax

Development and Production Norway	34.2	(25.2)	9.0	34.9	(25.4)	9.6
Development and Production International	6.9	(3.0)	3.9	4.9	(3.4)	1.6
Marketing, Processing & Renewable Energy	5.9	(2.4)	3.5	2.6	(1.8)	0.8
Other	(0.9)	0.4	(0.6)	(0.1)	0.1	0.0

Group	46.0	(30.2)	15.8	42.4	(30.4)	12.0

Effective tax rates on adjusted earnings			65.6%			71.8%

Cash flows provided by operating activities was NOK 55.0 billion, an increase of NOK 16.7 billion compared to first quarter 2013. The increase was mainly due to higher prices measured in NOK for both liquids and gas, and a positive contribution from changes in working capital items.

Cash flows used in investing activities decreased by NOK 24.7 billion. The decrease was mainly due to changes in financial investments of NOK 23.1 billion. The majority of these financial investments are classified as cash and cash equivalents due to a maturity of less than three months. Additions to property, plant and equipment (PP&E) and intangible assets increased by NOK 1.8 billion, which reflects a higher activity level. Proceeds from sale of assets in the first quarter of 2014 was NOK 2.8 billion, and relates mainly to the divestment of interests in the Shah Deniz field and the South Caucasus pipeline.

Cash flows provided by (used in) financing activities increased by NOK 7.5 billion. In the first quarter of 2014, new finance debt has not been issued and there have been no loan repayments.

For further information, see the Consolidated statement of cash flows to the Condensed interim financial statements.

Statoil 1st quarter 2014     5

OUTLOOK

•       Organic capital expenditures for 2014 (i.e. excluding acquisitions, capital leases and other investments with significant different cash flow pattern), are estimated at around USD 20 billion.

•       Statoil will continue to mature the large portfolio of exploration assets and expects to complete around 50 wells in 2014 with a total exploration activity level at around USD 3.5 billion, excluding signature bonuses.

•       Statoil focus on value creation, and RoACE (Return on Average Capital Employed) is expected to stabilise at the 2013 level, based on an oil price of USD 100 per barrel (real 2013).

•       Our ambition is to keep our unit of production cost in the top quartile of our peer group.

•       For the period 2013 - 2016 organic growth is expected to come from new projects resulting in around 3% CAGR (Compound Annual Growth Rate) from a 2013 level rebased for divestments and redeterminations [7].

•       The equity production development for 2014 is estimated to be around 2% CAGR from a 2013 level rebased for divestments and redeterminations.

•       Scheduled maintenance activity  is planned to have a negative impact on quarterly production of approximately 110 mboe per day in the second quarter of 2014, primarily planned on the NCS, mostly in liquids. In total, the maintenance is estimated to have a negative impact on equity production of around 55 mboe per day for the full year 2014, of which the majority is liquids.

•       Deferral of gas production to create value, gas off-take, timing of new capacity coming on stream and operational regularity represent the most significant risks related to the production guidance.

•       These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. For further information, see section Forward-Looking Statements.

HEALTH, SAFETY AND THE ENVIRONMENT (HSE)

First quarter 2014

The serious incident frequency (SIF) improved from 0.7 in the first quarter of 2013 to 0.6 in the first quarter of 2014. The total recordable injury frequency (TRIF) was 2.9 in the first quarter of 2014 compared to 4.2 in the first quarter of 2013. The volume of accidental oil spills increased from 26 cubic meters in the first quarter of 2013 to 58 cubic meters in the first quarter of 2014. The number of accidental oil spills decreased from 57 in the first quarter of 2013 to 51 in the first quarter of 2014.

Regrettably, one fatality occurred in the quarter, when a contractor was fatally injured while working on clearing the path for a future pipeline in the US.

Statoil 1st quarter 2014     6

DEVELOPMENT AND PRODUCTION NORWAY

First quarter 2014 review

Average daily production of liquids and gas decreased by 4% to 1,244 mboe per day compared to the first quarter 2013. The decrease was mainly due to divestments, reductions due to expected natural decline on mature fields, lower gas sales and the Ormen Lange redetermination. The decrease was partly offset by stable production from Snøhvit and ramp-up of the Skarv field and fast track fields.

For further information, see section Supplementary disclosures.

Net operating income for Development and Production Norway was NOK 34.0 billion compared to NOK 32.1 billion in the first quarter of 2013.

In the first quarter of 2014, lower fair value of derivatives (NOK 0.4 billion) had a negative impact on net operating income, while change in over/underlift positions (NOK 0.2 billion) had a positive impact. In the first quarter of 2013, lower fair value of derivatives (NOK 0.8 billion), an onerous contract provision (NOK 0.8 billion), other adjustments (NOK 0.8 billion) and change in over/underlift positions (NOK 0.4 billion), had a negative impact on net operating income.

Adjusted for these items, Adjusted earnings were NOK 34.2 billion, down 2%. The decrease was mainly due to increased exploration and depreciation expenses, partly offset by increased revenues.

Adjusted earnings	First quarter			Full year
(in NOK billion)	2014	2013	change	2013

Adjusted total revenues and other income	50.9	49.8	2%	195.8

Adjusted operating expenses and selling, general and administrative expenses	(6.7)	(6.6)	1%	(26.1)
Adjusted depreciation, amortisation and net impairment losses	(8.2)	(7.3)	12%	(31.8)
Adjusted exploration expenses	(1.8)	(0.9)	95%	(5.5)

Adjusted earnings [5]	34.2	34.9	(2%)	132.5

Adjusted total revenues and other income increased by 2%, primarily driven by a positive NOK/USD exchange rate development  of NOK 2.6 billion and proceeds from business interruption insurance of NOK 1.0 billion. This was partly offset by decreased production of gas, which reduced revenues by NOK 1.7 billion. In addition, lower prices of liquids (measured in USD) and gas further reduced revenues.

Adjusted operating expenses and selling, general and administrative expenses was close to unchanged.

Adjusted depreciation, amortisation and net impairment losses increased by 12%, mainly due to increased production at fields with high depreciation costs per unit and increased investments on major producing fields. This was partly offset by reduced depreciation due to net increased reserve estimates.

Adjusted exploration expenses increased by NOK 0.9 billion, mainly due to higher drilling activity and a higher portion of exploration expenditures capitalised in previous periods being expensed in the first quarter of 2014. The increase was partly offset by a higher portion of current exploration expenditures being capitalised this period.

Statoil 1st quarter 2014     7

DEVELOPMENT AND PRODUCTION INTERNATIONAL

First quarter 2014 review

Average equity production of liquids and gas increased by 4% to 734 mboe per day compared to the first quarter 2013. The increase was mainly due to ramp-up on the Marcellus (US), PSVM (Angola) and Eagle Ford (US) fields. Resumed production at In Amenas (Algeria) following the incident in the first quarter of 2013 also contributed to the increase. Expected natural decline at several fields, particularly in Angola, partly offset the increase. In addition, production in the first quarter of 2014 was negatively impacted by disruptions in Libya due to the turmoil in the country.

Average daily entitlement production of liquids and gas increased by 10% to 526 mboe per day, primarily due to increased equity production and a lower negative effect from production sharing agreements (PSA effect). The PSA effect was 164 mboe per day in the first quarter of 2014, compared to 193 mboe per day in the first quarter of 2013. The residual difference between equity and entitlement volumes is related to US royalties.

For further information, see section Supplementary disclosures.

In the first quarter of 2014, net operating income for Development and Production International was NOK 8.2 billion compared to NOK 5.8 billion in the same period 2013.

Net operating income in the first quarter of 2014 was positively impacted by a gain on sale of assets of NOK 1.7 billion. This was partly offset by impairment losses of NOK 0.4 billion, which impacted the Exploration expenses line, and a negative impact by changed over/underlift positions of NOK 0.1 billion. In the first quarter of 2013, net operating income was positively impacted by changed over/underlift positions of NOK 0.9 billion.

Adjusted for these items, adjusted earnings were up 41% to NOK 6.9 billion, mainly because of increased revenues and decreased exploration expenses.

Adjusted earnings	First quarter			Full year
(in NOK billion)	2014	2013	change	2013

Adjusted total revenues and other income	20.9	18.5	13%	83.1

Adjusted operating expenses and selling, general and administrative expenses	(5.5)	(4.9)	12%	(20.9)
Adjusted depreciation, amortisation and net impairment losses	(7.0)	(6.5)	7%	(29.8)
Adjusted exploration expenses	(1.5)	(2.2)	(31%)	(11.7)

Adjusted earnings [5]	6.9	4.9	41%	20.7

Adjusted total revenues and other income were NOK 20.9 billion, up by 13%. Higher entitlement production increased revenues by NOK 1.5 billion, whereas higher realised liquids and gas prices (measured in NOK) increased revenues by NOK 0.7 billion.

Adjusted operating expenses and selling, general and administrative expenses increased by NOK 0.6 billion, mainly relating to transportation costs and royalties in the US caused by increased production.

Adjusted depreciation, amortisation and net impairment losses increased by NOK 0.5 billion, mainly due to production ramp-up of PSVM (Angola) and Eagle Ford (US). This was partly offset by reduced depreciation due to increase in reserves.

Adjusted exploration expenses decreased by NOK 0.7 billion, mainly due to lower drilling activity. The decrease was partly offset by a lower portion of current exploration expenditures being capitalised this quarter.

Statoil 1st quarter 2014     8

MARKETING, PROCESSING AND RENEWABLE ENERGY

First quarter 2014 review

Natural gas sales volumes amounted to 13.8 billion standard cubic meters (bcm), down 7% compared to the first quarter of 2013. Lower entitlement production on the NCS and lower third party volumes sold were partly offset by higher entitlement production in the US. Of the total gas sales in the first quarter of 2014, entitlement gas amounted to 11.4 bcm compared to 11.8 bcm in the first quarter of 2013. SDFI share of US gas sales are not included in the total volumes due to new accounting principle as from this quarter, see note 1 Organisation and basis for preparation to the Condensed interim financial statements. Volume figures for the first quarter of 2013 were adjusted accordingly.

Average invoiced European natural gas sales price increased by 8%, mainly due to increase in market prices related to our gas contract portfolio combined with an increased proportion of LNG sales. Averaged invoiced North American pipe gas sales price, at or after the first liquid hub, increased by 94% due to unprecedented cold weather across Northern America this quarter, in addition to having long term pipeline capacity agreements enabling access into premium markets in Toronto and Manhattan.

For further information, see section Supplementary disclosures.

Net operating income for Marketing, Processing and Renewable Energy was NOK 9.0 billion compared to a loss of NOK 2.1 billion in the first quarter of 2013.

Net operating income in the first quarter of 2014 included an income due to the award payment related to a commercial dispute (NOK 2.8 billion), a loss on operational storage (NOK 0.3 billion), a positive change in fair value of derivatives (NOK 0.2 billion), a reversal of impairment (NOK 0.2 billion), a gain due to periodisation of inventory hedging effects (NOK 0.1 billion) and a gain due to divestment in South Caucasus Pipeline (NOK 0.1 billion). Net operating income in the first quarter of 2013 included an onerous contract provision (NOK 4.1 billion), a negative change in fair value of derivatives (NOK 0.6 billion), a loss due to periodisation of inventory hedging effects (NOK 0.2 billion), and a gain on operational storage (NOK 0.2 billion).

Adjusted for these items, Adjusted earnings were NOK 5.9 billion, compared to NOK 2.6 billion in the first quarter of 2013. The increase is mainly due to stronger contribution from US gas sales as a result of higher prices combined with stronger margins from LNG trading. Further, trading of crude, gas liquids and liquids products has improved results in the first quarter of 2014 compared to the first quarter of 2013, partly offset by lower refinery margins.

Adjusted earnings	First quarter			Full year
	2014	2013	change	2013
(in NOK billion)		(restated)		(restated)

Adjusted total revenues and other income	165.3	158.1	5%	609.3

Adjusted purchases	(150.3)	(147.4)	2%	(565.8)
Adjusted operating expenses and selling, general and administrative expenses	(8.5)	(7.4)	15%	(29.6)
Adjusted depreciation, amortisation and net impairment losses	(0.7)	(0.6)	7%	(2.8)

Adjusted earnings [5]	5.9	2.6	>100%	11.1

Adjusted total revenues and other income increased by 5%, mainly due to higher oil and gas sales prices in NOK partly offset by lower volumes for all products.

Adjusted purchases increased by 2% due to the same factors as described above.

Adjusted operating expenses and selling, general and administration expenses increased by 15% to NOK 8.5 billion, mainly due to higher operational activity in addition to more arbitrage opportunities that resulted in increased transportation costs.

Adjusted depreciation, amortisation and net impairment losses increased by NOK 0.1 billion, partly due to new assets in operation.

Statoil 1st quarter 2014     9

Condensed interim financial statements

First quarter 2014

CONSOLIDATED STATEMENT OF INCOME

	First quarter		Full year
	2014	2013	2013
(unaudited, in NOK billion)		(restated)	(restated)

Revenues	169.9	161.5	616.6
Net income from associated companies	0.1	(0.5)	0.1
Other income	5.3	0.0	17.8

Total revenues and other income	175.3	161.1	634.5

Purchases [net of inventory variation]	(83.5)	(81.1)	(306.9)
Operating expenses	(19.0)	(22.3)	(74.1)
Selling, general and administrative expenses	(1.7)	(1.8)	(7.8)
Depreciation, amortisation and net impairment losses	(16.0)	(14.8)	(72.4)
Exploration expenses	(3.7)	(3.1)	(18.0)

Net operating income	51.4	38.0	155.5

Net financial items	0.7	(5.8)	(17.0)

Income before tax	52.2	32.2	138.4

Income tax	(28.5)	(25.8)	(99.2)

Net income	23.7	6.4	39.2

Attributable to equity holders of the company	23.6	6.4	39.9
Attributable to non-controlling interests	0.0	0.0	(0.6)

Basic earnings per share (in NOK)	7.43	2.02	12.53
Diluted earnings per share (in NOK)	7.41	2.02	12.50
Dividend declared and paid per ordinary share (in NOK)	-	-	6.75
Weighted average number of ordinary shares outstanding (millions)	3,180.8	3,181.8	3,180.7

The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding.

Statoil 1st quarter 2014     10

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	First quarter		Full year
(unaudited, in NOK billion)	2014	2013	2013

Net income	23.7	6.4	39.2

Actuarial gains (losses) on defined benefit pension plans	0.0	(0.2)	(5.9)
Income tax effect on income and expense recognised in OCI	(0.0)	0.1	1.5
Items that will not be reclassified to statement of income	0.0	(0.1)	(4.4)

Foreign currency translation differences	(4.4)	10.8	22.9
Items that may be subsequently reclassified to statement of income	(4.4)	10.8	22.9

Other comprehensive income	(4.4)	10.7	18.5

Total comprehensive income	19.3	17.1	57.7

Attributable to the equity holders of the company	19.3	17.1	58.3
Attributable to non-controlling interests	(0.0)	(0.0)	(0.6)

Statoil 1st quarter 2014     11

CONSOLIDATED BALANCE SHEET

	At 31 March	At 31 December	At 31 March
(unaudited, in NOK billion)	2014	2013	2013

ASSETS
Property, plant and equipment	498.0	487.4	458.0
Intangible assets	88.7	91.5	92.6
Investments in associated companies	7.2	7.4	7.5
Deferred tax assets	7.5	8.2	2.2
Pension assets	4.4	5.3	11.1
Derivative financial instruments	22.1	22.1	29.7
Financial investments	17.4	16.4	15.0
Prepayments and financial receivables	6.1	8.5	5.0

Total non-current assets	651.4	646.8	621.1

Inventories	21.3	29.6	23.3
Trade and other receivables	75.8	81.8	77.7
Derivative financial instruments	4.5	2.9	3.0
Financial investments	20.0	39.2	21.0
Cash and cash equivalents	131.7	85.3	64.6

Total current assets	253.3	238.8	189.6

Total assets	904.7	885.6	810.7

EQUITY AND LIABILITIES
Shareholders' equity	375.0	355.5	336.4
Non-controlling interests	0.5	0.5	0.7

Total equity	375.6	356.0	337.1

Finance debt	152.2	165.5	104.8
Deferred tax liabilities	72.6	71.0	75.2
Pension liabilities	22.6	22.3	20.7
Provisions	102.0	101.7	99.8
Derivative financial instruments	1.3	2.2	3.7

Total non-current liabilities	350.8	362.7	304.2

Trade and other payables	86.4	95.6	80.1
Current tax payable	60.5	52.8	73.3
Finance debt	28.8	17.1	12.6
Derivative financial instruments	2.7	1.5	3.4

Total current liabilities	178.3	166.9	169.4

Total liabilities	529.1	529.6	473.6

Total equity and liabilities	904.7	885.6	810.7

Statoil 1st quarter 2014     12

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in NOK billion)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	Shareholders' equity	Non-controlling interests	Total equity

At 31 December 2012	8.0	40.6	270.8	(0.2)	319.2	0.7	319.9
Net income for the period			6.4		6.4	0.0	6.4
Other comprehensive income			(0.1)	10.8	10.7		10.7
Other equity transactions		(0.0)	0.1		0.1	0.0	0.1

At 31 March 2013	8.0	40.6	277.2	10.6	336.4	0.7	337.1

At 31 December 2013	8.0	40.3	284.5	22.7	355.5	0.5	356.0
Net income for the period			23.6		23.6	0.0	23.7
Other comprehensive income			0.0	(4.4)	(4.4)		(4.4)
Other equity transactions		(0.0)	0.3		0.3	0.0	0.3

At 31 March 2014	8.0	40.3	308.6	18.2	375.0	0.5	375.6

Statoil 1st quarter 2014     13

CONSOLIDATED STATEMENT OF CASH FLOWS

	First quarter		Full year
(unaudited, in NOK billion)	2014	2013	2013

Income before tax	52.2	32.2	138.4

Depreciation, amortisation and net impairment losses	16.0	14.8	72.4
Exploration expenditures written off	0.8	0.0	3.1
(Gains) losses on foreign currency transactions and balances	0.6	4.5	4.8
(Gains) losses on sales of assets	(1.9)	(0.0)	(17.6)
(Increase) decrease in other items related to operating activities	1.3	(0.9)	6.6
(Increase) decrease in net derivative financial instruments	(1.3)	7.2	11.7
Interest received	0.5	0.6	2.1
Interest paid	(0.7)	(0.6)	(2.5)

Cash flows provided by operating activities before taxes paid and working capital items	67.4	57.8	218.8

Taxes paid	(17.8)	(17.7)	(114.2)

Working capital items:
(Increase) decrease in inventories	8.3	5.2	(1.1)
(Increase) decrease in trade and other receivables	7.2	(6.1)	(11.9)
Increase (decrease) in trade and other payables	(10.1)	(0.9)	9.7

Cash flows provided by operating activities	55.0	38.3	101.3

Additions to property, plant and equipment	(26.9)	(23.7)	(103.3)
Capitalised interest paid	(0.3)	(0.3)	(1.1)
Exploration expenditures capitalised and additions to other intangibles	(1.8)	(3.6)	(10.0)
(Increase) decrease in financial investments	18.1	(5.0)	(23.2)
(Increase) decrease in non-current loans granted and other non-current items	0.3	(0.1)	(0.0)
Proceeds from sale of assets and businesses	2.9	0.1	27.1

Cash flows used in investing activities	(7.8)	(32.5)	(110.4)

New finance debt	0.0	0.0	62.8
Repayment of finance debt	(0.0)	(2.9)	(7.3)
Dividend paid	0.0	0.0	(21.5)
Net current finance debt and other	1.2	(3.4)	(7.3)

Cash flows provided by (used in) financing activities	1.2	(6.3)	26.6

Net increase (decrease) in cash and cash equivalents	48.5	(0.5)	17.5

Effect of exchange rate changes on cash and cash equivalents	(2.0)	0.2	2.9
Cash and cash equivalents at the beginning of the period (net of overdraft)	85.3	64.9	64.9

Cash and cash equivalents at the end of the period (net of overdraft)	131.7	64.6	85.3

At 31 March 2014 Cash and cash equivalents include a net bank overdraft that has been rounded to zero. At 31 December 2013 and 31 March 2013 the amount has been rounded to zero.

Statoil 1st quarter 2014     14

Notes to the condensed interim financial statements

1 Organisation and basis of preparation

General information and organisation

Statoil ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Statoil group’s (Statoil's) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products. Statoil ASA is listed on the Oslo Stock Exchange (Norway) and the New York Stock Exchange (USA).

All Statoil's oil and gas activities and net assets on the Norwegian Continental Shelf (NCS) are owned by Statoil Petroleum AS, a 100% owned operating subsidiary. Statoil Petroleum AS is co-obligor or guarantor of certain debt obligations of Statoil ASA.

Statoil's condensed interim financial statements for the first quarter of 2014 were authorised for issue by the board of directors on 28 April 2014.

Basis of preparation

These condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The condensed interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRSs) for a complete set of financial statements, and these condensed interim financial statements should be read in conjunction with the annual financial statements. IFRSs as adopted by the EU differ in certain respects from IFRSs as issued by the IASB, but the differences do not impact Statoil's financial statements for the periods presented. A description of the significant accounting policies applied is included in the Statoil annual financial statements for 2013 and applies to these condensed interim financial statements.

The condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. Certain amounts in the comparable period have been restated to conform to current period presentation.

The condensed interim financial statements are unaudited.

Change to significant accounting policies in the current period

With effect from the first quarter 2014, Statoil changed its policy for the presentation of natural gas sales, and related expenditure, on behalf of the Norwegian State made by Statoil subsidiaries in their own name. Where the subsidiary is considered the principal in the transaction, such gas sales were previously presented gross in the Consolidated statement of income, while the Norwegian State’s share of profit or loss was reflected in Statoil’s Selling, general and administrative expenses as expenses or reduction of expenses, respectively.

With effect from the first quarter 2014, such natural gas sales by Statoil subsidiaries on behalf of the Norwegian State are presented net in the Consolidated statement of income. They are linked to, and in nature no different from, Statoil ASA’s marketing and sale of natural gas in its own name, but for the Norwegian State’s account and risk, which are presented net. Following the change in policy, the assessment of the principal in the transactions and the related presentation of sales for the account and risk of the Norwegian State are determined on a consolidated basis. The revised policy will more consistently reflect the sales of natural gas for the account and risk of the Statoil group, excluding transactions on behalf of the Norwegian State, and therefore provide more relevant information.

The changes have been applied retrospectively in these condensed interim financial statements including the notes. The change in accounting policy is immaterial to the Consolidated statement of income for the periods covered by these condensed interim financial statements. There is no impact on Net operating income, Net income, the Consolidated balance sheet or the Consolidated statement of cash flows from this policy change.

There have been no other changes to significant accounting policies in the first quarter of 2014 compared to the annual financial statements for 2013.

Use of estimates

The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis, considering the current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the

Statoil 1st quarter 2014     15

estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2 Significant events

Agreement for sale of interests in the Shah Deniz project and the South Caucasus Pipeline to SOCAR and BP

In the fourth quarter of 2013 Statoil entered into an agreement with SOCAR and BP to divest a 10% share of its 25.5% holdings in the Shah Deniz project and the South Caucasus Pipeline. In March 2014, the sale transaction for 3.33% was closed. Statoil has recognised a gain of NOK 1.8 billion. The gain has been presented within the line item Other income in the Consolidated statement of income. In the segment reporting, the gain has been presented in the Development and Production International (DPI) segment and in the Marketing, Processing and Renewable Energy (MPR) segment in Revenue third party and Other income with NOK 1.7 billion and NOK 0.1 billion, respectively. The part of the transaction recognised in the DPI segment was tax exempt under the rules in Norway and Azerbaijan. Proceed from the sale was NOK 2.7 billion. The agreement to divest further 6.67% is expected to close in the second quarter of 2014.

Kai Kos Dehseh oil sands swap agreement

In the first quarter of 2014 Statoil and its partner PTTEP entered into an agreement to swap the two parties' respective interests in the Kai Kos Dehseh oil sands project in Alberta, Canada. Statoil will pay a balancing cash consideration of NOK 1.2 billion (USD 0.2 billion) in addition to a working capital adjustment from the agreed economic date, 1 January 2013. Statoil will continue as operator and 100% owner of the Leismer and Corner projects, while PTTEP will be the 100% owner of the Thornbury, Hangingstone and South Leismer areas. The agreement is subject to customary regulatory approvals in Canada. The transaction will be recognised in the DPI segment at the time of closing, which is expected later in 2014.

3 Segments

Statoil's operations are managed through the following operating segments: Development and Production Norway (DPN), Development and Production North America (DPNA), Development and Production International (DPI), Marketing, Processing and Renewable Energy (MPR) and Other.

Statoil reports its business through reporting segments which correspond to the operating segments, except for the operating segments DPI and DPNA which have been aggregated into one reporting segment, Development and Production International. This aggregation has its basis in similar economic characteristics, the nature of products, services and production processes, the type and class of customers and the methods of distribution.

The Eliminations section includes the elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Segment data for the first quarter of 2014 and 2013 is presented below. The measurement basis of segment profit is Net operating income. Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments. Also, the line Additions to PP&E, intangibles and associated companies is excluding movements due to changes in asset retirement obligations.

Statoil 1st quarter 2014     16

(in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Eliminations	Total

First quarter 2014
Revenues third party and Other income	0.6	6.3	168.1	0.2	-	175.2
Revenues inter-segment	49.7	16.5	0.3	0.0	(66.6)	0.0
Net income (loss) from associated companies	0.0	(0.0)	0.1	(0.0)	-	0.1

Total revenues and other income	50.4	22.8	168.6	0.2	(66.6)	175.3

Net operating income	34.0	8.2	9.0	(0.9)	1.1	51.4

Significant non-cash items recognised
- Depreciation and amortisation	8.2	7.0	0.7	0.3	-	16.2
- Net impairment losses (reversals)	0.0	0.0	(0.2)	0.0	-	(0.2)
- Unrealised (gain) loss on commodity derivatives	0.4	0.0	(0.1)	0.0	-	0.2
- Exploration expenditures written off	0.4	0.4	0.0	0.0	-	0.8

Investments in associated companies	0.2	4.6	2.2	0.2	-	7.2
Non-current segment assets	254.0	287.3	40.7	4.6	-	586.7
Non-current assets, not allocated to segments						57.5

Total non-current assets						651.4

Additions to PP&E, intangibles and associated companies	14.9	13.9	1.1	0.2	-	30.1

(in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Eliminations	Total

First quarter 2013
Revenues third party and Other income	(0.5)	4.7	157.1	0.3	-	161.6
Revenues inter-segment	48.4	15.5	0.3	0.0	(64.2)	0.0
Net income (loss) from associated companies	0.0	(0.5)	(0.0)	0.0	-	(0.5)

Total revenues and other income	47.9	19.7	157.4	0.3	(64.2)	161.1

Net operating income	32.1	5.8	(2.1)	(0.1)	2.3	38.0

Significant non-cash items recognised
- Depreciation and amortisation	7.4	6.5	0.7	0.2	-	14.8
- Provisions	0.8	0.0	4.1	0.0	-	4.9
- Net impairment losses (reversals)	0.0	0.0	0.0	0.0	-	0.0
- Unrealised (gain) loss on commodity derivatives	0.8	0.0	0.5	0.0	-	1.3
- Exploration expenditures written off	0.0	0.0	0.0	0.0	-	0.0

Investments in associated companies	0.2	4.5	2.6	0.2	-	7.5
Non-current segment assets	240.3	264.5	40.1	5.7	-	550.6
Non-current assets, not allocated to segments						63.0

Total non-current assets						621.1

Additions to PP&E, intangibles and associated companies	13.0	12.1	1.1	0.4	-	26.6

Statoil 1st quarter 2014     17

The segment data for MPR and DPI has been influenced by the transaction discussed in note 2 Significant events.

In the MPR segment an amount of NOK 2.8 billion (USD 0.5 billion) was recognised and presented as Other income in the first quarter of 2014, related to a Statoil claim against a counterparty in a dispute concerning contractual obligations, which has been subject to an arbitration process. Following an arbitration ruling in Statoil’s favour, the awarded payment was received by Statoil and the case finally concluded in the first quarter of 2014.

Revenues by geographic areas

When attributing revenues and other income for the first quarter of 2014 from third parties to the country of the legal entity executing the sale, Norway constitutes 73%, and the USA constitutes 17%.

Non-current assets by country

	At 31 March	At 31 December	At 31 March
(in NOK billion)	2014	2013	2013

Norway	277.0	269.6	264.5
USA	158.1	159.2	146.1
Angola	46.2	45.9	43.8
Brazil	24.4	24.5	23.9
Canada	19.3	19.9	18.3
Azerbaijan	18.7	19.0	17.7
UK	14.9	13.6	11.2
Algeria	9.1	9.0	9.1
Other countries	26.2	25.6	23.4

Total non-current assets*	593.9	586.3	558.1

*Excluding deferred tax assets, pension assets and non-current financial assets.

4 Financial items

	First quarter		Full year
(in NOK billion)	2014	2013	2013

Net foreign exchange gains (losses)	0.4	(4.0)	(8.6)
Interest income and other financial items	0.7	1.1	3.6
Gains (losses) derivative financial instruments	1.5	(2.0)	(7.4)
Interest and other finance expenses	(1.8)	(0.9)	(4.6)

Net financial items	0.7	(5.8)	(17.0)

Statoil 1st quarter 2014     18

5 Income tax

	First quarter		Full Year
(in NOK billion)	2014	2013	2013

Income before tax	52.2	32.2	138.4
Income tax	(28.5)	(25.8)	(99.2)
Equivalent to a tax rate of	54.6%	80.0%	71.7%

The tax rate for the first quarter 2014 was primarily influenced by relatively high income from companies with lower than average tax rates, including the tax exempted sale of interests in the Shah Deniz project as described in note 2 Significant events and the arbitration award as described in note 3 Segments.  The tax rate was also influenced by the recognition of a non-cash tax income following a verdict in the Norwegian Supreme Court in February 2014. The Supreme Court voted in favour of Statoil in a tax dispute regarding the tax treatment of foreign exploration expenditures.

6 Property, plant and equipment and Intangible assets

(in NOK billion)	Property, plant and equipment	Intangible assets

Balance at 31 December 2013	487.4	91.5
Additions	29.1	2.3
Transfers	2.8	(2.8)
Disposals	(1.1)	(0.0)
Expensed exploration expenditures and impairment losses	-	(0.8)
Depreciation, amortisation and net impairment losses	(16.0)	(0.0)
Effect of foreign currency translation adjustments	(4.1)	(1.6)

Balance at 31 March 2014	498.0	88.7

7 Provisions, commitments, contingent liabilities and contingent assets

During the first quarter of 2014 a major part of the financial exposure related to price review claims, for which arbitration previously had been requested, has been settled on commercial terms with no significant impact on the condensed interim financial statements.

During the normal course of its business Statoil is involved in legal proceedings, and several other unresolved claims are currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined at this time. Statoil has provided in its condensed financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Statoil does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

Statoil 1st quarter 2014     19

Supplementary disclosures

GROUP DISCLOSURES

GROUP OPERATIONAL DATA

	First quarter			Full year
Group operational data	2014	2013	change	2013

Average liquids price (USD/bbl)	99.2	103.5	(4%)	100.1
USDNOK average daily exchange rate	6.10	5.62	8%	5.88
USDNOK period-end exchange rate	5.99	5.83	3%	6.08
Average liquids price (NOK/bbl) [1]	604.4	581.9	4%	588.1
Average invoiced gas prices - Europe (NOK/scm)	2.57	2.39	8%	2.45
Average invoiced gas prices - North Americas (NOK/scm)	1.49	0.77	94%	0.83
Refining reference margin (USD/bbl) [2]	2.5	4.9	(49%)	4.1

Production (mboe per day)
Entitlement liquids production	956	922	4%	946
Entitlement gas production	814	851	(4%)	773
Total entitlement liquids and gas production [3]	1,770	1,774	(0%)	1,719

Equity liquids production	1,114	1,095	2%	1,115
Equity gas production	864	903	(4%)	825
Total equity liquids and gas production [4]	1,978	1,998	(1%)	1,940

EXPLORATION EXPENSES

Exploration expenses	First quarter			Full year
(in NOK billion)	2014	2013	change	2013

Exploration expenditures (activity)	4.7	5.1	(7%)	21.8
Expensed, previously capitalised exploration expenditure	0.4	0.0	>100%	1.9
Capitalised share of current period's exploration activity	(1.8)	(2.0)	(9%)	(6.9)
Impairment / reversal of Impairment	0.4	0.0	>100%	1.2

Exploration expenses IFRS	3.7	3.1	19%	18.0

HEALTH, SAFETY AND THE ENVIRONMENT (HSE)

	First quarter		Full year
HSE	2014	2013	2013

Total recordable injury frequency	2.9	4.2	3.8
Serious incident frequency	0.6	0.7	0.8
Accidental oil spills (number)	51	57	219
Accidental oil spills (cubic metres)	58	26	69

Statoil 1st quarter 2014     20

EXCHANGE RATES

	31 March	31 December	31 March
Exhange rates, period-end	2014	2013	2013

USDNOK	5.99	6.08	5.83
EURNOK	8.26	8.38	7.47

NET FINANCIAL ITEMS 2014

	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax

Net financial items in the first quarter of 2014
(in NOK billion)

Financial items according to IFRS	0.7	0.4	1.5	(1.8)	0.7	(0.1)	0.6

Foreign exchange (FX) impacts (incl. derivatives)	0.1	(0.4)			(0.3)
Interest rate (IR) derivatives			(1.5)		(1.5)

Subtotal	0.1	(0.4)	(1.5)	0.0	(1.8)	1.0	(0.8)

Financial items excluding FX and IR derivatives	0.8	0.0	0.0	(1.8)	(1.0)	0.9	(0.1)

NET FINANCIAL ITEMS 2013

	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax

Net financial items in the first quarter of 2013
(in NOK billion)

Financial items according to IFRS	1.1	(4.0)	(2.0)	(0.9)	(5.8)	3.1	(2.7)

Foreign exchange (FX) impacts (incl. derivatives)	(0.2)	4.0			3.8
Interest rate (IR) derivatives			2.0		2.0

Subtotal	(0.2)	4.0	2.0	0.0	5.8	(2.3)	3.5

Financial items excluding FX and IR derivatives	0.9	0.0	0.0	(0.9)	0.0	0.8	0.8

CAPITAL SPENDING

Gross investments	First quarter			Full year
(in NOK billion)	2014	2013	Change	2013

Development and Production Norway	14.9	13.0	14%	57.3
Development and Production International	13.9	12.1	14%	52.9
Marketing, Processing and Renewable Energy	1.1	1.1	6%	5.9
Other	0.2	0.4	(41%)	1.3

Gross investments 1)	30.1	26.6	13%	117.4

Gross investments1)  amounted to NOK 30.1 billion in the first quarter of 2014, up NOK 3.5 billion compared to the same quarter last year. The increase was mainly due to higher activity level in Development and Production Norway and Development and Production International.

1) Defined as additions to property, plant and equipment (including capitalised finance leases), capitalised exploration expenditures, intangible assets, long-term share investments and investments in associated companies.

Statoil 1st quarter 2014     21

FINANCIAL INDICATORS

Financial indicators	At 31 March			At 31 December
(in NOK billion)	2014	2013	change	2013

Gross interest-bearing debt 1)	181.1	117.4	63.7	182.5
Net interest-bearing debt adjusted 2)	33.8	37.8	(4.0)	63.7
Net debt to capital employed ratio 2)	7.3%	8.6%		14.0%
Net debt to capital employed ratio adjusted 2)	10.0%	13.3%		15.2%
Current financial investments	20.0	21.0	(0.9)	39.2
Cash and cash equivalents	131.7	64.6	67.1	85.3

Gross interest-bearing debt1) increased by NOK 63.7 billion mainly due to increased non-current finance debt of NOK 47.4 billion and increased current finance debt of NOK 16.2 billion, primarily related to proceeds from new finance debt issued in capital markets, amounting to USD 10.3 billion. The main objectives of Statoil's capital management policy is to maintain a strong financial position and to ensure sufficient financial flexibility.

Net interest-bearing debt adjusted2) decreased by NOK 4.0 billion, mainly due to an increase in cash and cash equivalents and current financial investments of NOK 66.1 billion, partly offset by increase in gross interest-bearing debt of NOK 63.7 billion.

The net debt to capital employed ratio2)  decreased from 8.6% to 7.3%, mainly due to a decrease in net interest-bearing debt of NOK 2.5 billion and an increase in capital employed of NOK 36.0 billion. Net debt to capital employed adjusted2) decreased from 13.3% to 10.0% mainly due to the same factors.

Current financial investments  decreased by NOK 0.9 billion. Current financial investments are a part of our liquidity management and reflect mainly deposits, treasury bills and commercial papers with a maturity of more than three months.

Cash and cash equivalents  increased by NOK 67.1 billion. The increase mainly reflects increased levels of deposits, treasury bills and commercial papers with a maturity of three months or less.

1) Defined as non-current and current finance debt.

2)  In the calculation of adjusted net interest-bearing debt, we make certain adjustments which make net interest-bearing debt and the net debt to capital employed ratio non-GAAP financial measures. For an explanation and calculation of the ratio, see Use and reconciliation of non-GAAP financial measures.

Statoil 1st quarter 2014     22

SEGMENTS DISCLOSURES

DEVELOPMENT AND PRODUCTION NORWAY (DPN)

	First quarter			Full year
DPN operational data	2014	2013	change	2013

Prices
Liquids price (USD/bbl)	100.9	104.2	(3%)	101.0
Liquids price (NOK/bbl)	614.8	585.9	5%	593.8
Transfer price natural gas (NOK/scm)	1.83	1.91	(4%)	1.92

Production (mboe per day)
Entitlement liquids	600	590	2%	591
Entitlement natural gas	645	706	(9%)	626
Total entitlement liquids and gas production [3]	1,244	1,295	(4%)	1,217

DEVELOPMENT AND PRODUCTION INTERNATIONAL (DPI)

	First quarter			Full year
DPI operational data	2014	2013	change	2013

Prices
Liquids price (USD/bbl)	96.4	102.4	(6%)	98.4
Liquids price (NOK/bbl)	587.4	575.6	2%	578.2

Production (mboe per day)
Entitlement liquids production	356	333	7%	354
Entitlement gas production	170	145	17%	148
Total entitlement liquids and gas production [3]	526	478	10%	502

Equity liquids production	514	505	2%	524
Equity gas production	220	198	11%	200
Total equity liquids and gas production [4]	734	703	4%	723

MARKETING, PROCESSING AND RENEWABLE ENERGY (MPR)

	First quarter			Full year
MPR operational data	2014	2013	change	2013

Refining reference margin (USD/bbl)	2.5	4.9	(49%)	4.1
Crude oil sales volumes (mmbl)	207	205	1%	809
Natural gas sales Statoil entitlement (bcm)	11.4	11.8	(4%)	44.2
Natural gas sales (third-party volumes) (bcm)	2.4	3.0	(20%)	12.3
Average invoiced gas prices - Europe (NOK/scm)	2.57	2.39	8%	2.45
Average invoiced gas prices - North Americas (NOK/scm)	1.49	0.77	94%	0.83

Statoil 1st quarter 2014     23

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see report section - Financial analysis and review - Non-GAAP measures in Statoil's 2013 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:

•       Adjusted earnings (including Adjusted revenues and other income, Adjusted purchases, Adjusted operating expenses and selling, general and administrative expenses, Adjusted depreciation, amortisation and net impairment losses and Adjusted exploration expenses)

•       Adjusted earnings after tax

•       Net interest-bearing debt adjusted

•       Net debt to capital employed ratio

•       Net debt to capital employed ratio adjusted

Adjusted earnings are based on net operating income and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not to be specifically related to Statoil's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Statoil's IFRS measures that provides an indication of Statoil's underlying operational performance in the period and facilitates a better understanding of operational trends between the periods. Adjusted earnings adjusts for the following items:

•       Adjustments are made for changes in the unrealised fair value of derivatives not accounted for as hedges. Statoil uses derivatives to manage certain exposures to fluctuations in foreign currency, interest rates or commodity prices. However, when hedge accounting is not applied the unrealised fair value adjustment for derivatives is not matched by a similar adjustment for the exposure being managed. As a result, only the realised gains and losses on derivatives are reflected in adjusted earnings. The gains and losses on derivatives are then reflected in the period in which they impact our cash flows and generally match the associated cash flow of the exposure being managed.

•       Periodisation of inventory hedging effect: Commercial storage is hedged in the paper market. Commercial storage is accounted for by using the lowest of cost and market price. If market prices increase over cost price, there will be a loss in the IFRS profit & loss statement since the derivatives always reflects changes in the market price. An adjustment is made to reflect the unrealised market value on the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease under cost price, the write-down and the derivative effect in the IFRS profit & loss statement will offset each and no adjustment is done.

•       Over/underlift  is accounted for using the sales method and therefore revenues are reflected in the period the product is sold rather than in the period it is produced. The over/underlift position depends on a number of factors related to our lifting program and the way it corresponds to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period which management believes better reflects operational performance.

•       Operational storage includes inventories held in the refining and retail operations which are accounted for at the lower of cost and net realizable value. An adjustment is made in the cost of goods sold for changes in the value of inventories during the period held (holding gains or losses) to align to the product pricing.

•       Impairment and  reversal of impairment are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset; not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of impairment can impact both the Exploration expenses and the Depreciation, amortization and impairment line items.

•       Gain or loss from sales is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold.

•       Internal unrealised profit on inventories: Volumes derived from equity oil on inventory will vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities in the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and accordingly impact Net operating income. This impact is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings.

•       Other items of income and expense are adjusted when the impacts on income in the period are not reflective of Statoil's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items can include transactions such as provisions related to reorganisation, early retirement, etc.

The measure adjusted earnings after tax excludes net financial items (the principal line items impacted by the change in functional currency) and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Statoil's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable

Statoil 1st quarter 2014     24

income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period.

Management considers that adjusted earnings after tax provides a better indication of the taxes associated with underlying operational performance in the period (excluding financing), and therefore better facilitates a comparison between periods. However, the adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income and net income, which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures since they do not include all the items of revenues/gains or expenses/losses of Statoil which are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre and post-tax impacts of net financial items. We reflect such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. The measures should therefore not be used in isolation.

Adjusted earnings equal the sum of net operating income less all applicable adjustments. Adjusted earnings after tax equals the sum of net operating income less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. See the tables in the following section for details.

The calculated net debt to capital employed ratio is viewed by Statoil as providing a more complete picture of the Group's current debt situation than gross interest-bearing debt. The calculation uses balance sheet items related to gross interest-bearing debt and adjusts for cash, cash equivalents and current financial investments. Further adjustments are made for different reasons:

- Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the Group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are off-set against receivables on the SDFI.

- Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.

The table below reconciles net interest-bearing debt, capital employed and the net debt to capital employed ratio to the most directly comparable financial measure or measures calculated in accordance with IFRS.

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Calculation of capital employed and net debt to capital employed ratio	At 31 March		At 31 December
(in NOK billion, except percentages)	2014	2013	2013

Shareholders' equity	375.0	336.4	355.5
Non-controlling interests	0.5	0.7	0.5

Total equity (A)	375.6	337.1	356.0

Current finance debt	28.8	12.6	17.1
Non-current finance debt	152.2	104.8	165.5

Gross interest-bearing debt (B)	181.1	117.4	182.5

Cash and cash equivalents	131.7	64.6	85.3
Current financial investments	20.0	21.0	39.2

Cash and cash equivalents and financial investment (C)	151.7	85.6	124.5

Net interest-bearing debt before adjustments (B1) (B-C)	29.4	31.8	58.0

Other interest-bearing elements 1)	5.9	7.6	7.1
Marketing instruction adjustment 2)	(1.3)	(1.3)	(1.3)
Adjustment for project loan 3)	(0.2)	(0.3)	(0.2)

Net interest-bearing debt adjusted (B2)	33.8	37.8	63.7

Normalisation for cash-build up before tax payment (50% of Tax Payment) 4)	7.7	14.1	0.0

Net interest-bearing debt adjusted (B3)	41.5	51.9	63.7

Calculation of capital employed:
Capital employed before adjustments to net interest-bearing debt (A+B1)	404.9	368.9	414.0
Capital employed before normalisation for cash build up for tax payment (A+B2)	409.3	374.9	419.7
Capital employed adjusted (A+B3)	417.1	388.9	419.7

Calculated net debt to capital employed:
Net debt to capital employed before adjustments (B1/(A+B1)	7.3%	8.6%	14.0%
Net debt to capital employed before normalisation for tax payment (B2/(A+B2)	8.2%	10.1%	15.2%
Net debt to capital employed adjusted (B3/(A+B3)	10.0%	13.3%	15.2%

1)          Adjustments to other interest-bearing elements are cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Statoil Forsikring a.s. classified as current financial investments.

2)          Marketing instruction adjustment is adjustment to gross interest-bearing debt due to the SDFI part of the financial lease in the Snøhvit vessels are included in Statoil’s Consolidated balance sheet.

3)          Adjustment for project loan is adjustment to gross interest-bearing debt due to the BTC project loan structure.

4)          Normalisation for cash-build-up before tax payment adjusts to exclude 50% of the cash-build-up related to tax payments due in the beginning of February, April, August, October and December, which were NOK 15.5 billion and NOK 28.1 billion as of March 2014 and 2013, respectively.

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Reconciliation of net operating income to adjusted earnings

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income subtotal.

Statoil group

Items impacting net operating income	First quarter
(in NOK billion)	2014	2013

Net operating income	51.4	38.0

Total revenues and other income	(5.7)	(0.8)
Change in Fair Value of derivatives	0.2	1.4
Periodisation of inventory hedging effect	(0.1)	0.2
Over/Underlift	(0.0)	(0.1)
Other Adjustments	(2.8)	0.0
Gain/loss on sale of assets	(1.8)	0.0
Eliminations	(1.1)	(2.3)

Purchases [net of inventory variation]	0.3	(0.2)
Operational Storage effects	0.3	(0.2)

Operating expenses	(0.1)	5.4
Over/Underlift	(0.1)	(0.3)
Other Adjustments	0.0	0.7
Gain/loss on sale of assets	(0.0)	0.1
Provisions	0.0	4.9

Depreciation, amortisation and impairment	(0.2)	0.0
Reversal of Impairment	(0.2)	0.0

Exploration expenses	0.4	0.0
Impairment	0.4	0.0

Sum of adjustments	(5.4)	4.4

Adjusted earnings	46.0	42.4

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Reconciliation of adjusted earnings after tax to net income

Reconciliation of adjusted earnings after tax to net income		First quarter
(in NOK billion)		2014	2013

Net operating income (NOI)	A	51.4	38.0
Tax on NOI	B	28.4	28.8

NOI after tax	C = A-B	23.0	9.1

Adjustments	D	(5.4)	4.4
Tax on adjustments	E	1.8	1.6

Adjusted earnings after tax	F = C+D-E	15.8	12.0

Net financial items	G	0.7	(5.8)
Tax on net financial items	H	0.1	(3.1)

Net income	I = C+G-H	23.7	6.4

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HSE ACCOUNTING

The total recordable injury frequency specifies the number of fatalities, lost-time injuries, cases of substitute work and other injuries requiring treatment by a medical professional per million hours worked. Statoil and contractor employees are included.

The serious incident frequency specifies the number of serious incidents (including near misses) per million hours worked. Statoil and contractor employees are included.

The lost-time injury frequency specifies the number of fatalities and lost-time injuries per million hours worked. Statoil and contractor employees are included.	Oil spills (cubic metres) cover unintentional oil spills to the natural environment from Statoil operations.

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FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition",   "continue", "could", "estimate", "expect", "focus", "likely", "may", "outlook", "plan", "strategy", "will", "guidance" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements regarding future financial position, results of operations and cash flows; changes in the fair value of derivatives; future financial ratios and information; future financial or operational portfolio or performance; future market position and conditions; business strategy; growth strategy; future impact of accounting policy judgments; sales, trading and market strategies; research and development initiatives and strategy; market outlook and future economic projections and assumptions; competitive position; projected regularity and performance levels; expectations related to our recent transactions and projects, such as the Rosneft cooperation, developments at Johan Sverdrup, the Wintershall agreement, the Ormen Lange redetermination, the farming down of interests in Mozambique and the sale of producing assets in the Gulf of Mexico; completion and results of acquisitions, disposals and other contractual arrangements; reserve information; future margins; projected returns; future levels, timing or development of capacity, reserves or resources; future decline of mature fields; planned maintenance (and the effects thereof); oil and gas production forecasts and reporting; domestic and international growth, expectations and development of production, projects, pipelines or resources; estimates related to production and development levels and dates; operational expectations, estimates, schedules and costs; exploration and development activities, plans and expectations; projections and expectations for upstream and downstream activities; oil, gas, alternative fuel and energy prices; oil, gas, alternative fuel and energy supply and demand; natural gas contract prices; timing of gas off-take; technological innovation, implementation, position and expectations; projected operational costs or savings; projected unit of production cost; our ability to create or improve value; future sources of financing; exploration and project development expenditure; effectiveness of our internal policies and plans; our ability to manage our risk exposure; our liquidity levels and management; estimated or future liabilities, obligations or expenses and how such liabilities, obligations and expenses are structured; expected impact of currency and interest rate fluctuations; expectations related to contractual or financial counterparties; capital expenditure estimates and expectations; projected outcome, objectives of management for future operations; impact of PSA effects; projected impact or timing of administrative or governmental rules, standards, decisions, standards or laws (including taxation laws); estimated costs of removal and abandonment; estimated lease payments, gas transport commitments and future impact of legal proceedings are forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described above in "Risk update".

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rate and interest rate fluctuations; the political and economic policies of Norway and other oil-producing countries; EU directives; general economic conditions; political and social stability and economic growth in relevant areas of the world; the sovereign debt situation in Europe; global political events and actions, including war, terrorism and sanctions; security breaches; situation in Ukraine; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions, climate change, and other changes to business conditions; an inability to attract and retain personnel; relevant governmental approvals (including in relation to the agreement with Wintershall); industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Statoil's business, is contained in Statoil's Annual Report on Form 20-F for the year ended December 31, 2013, filed with the U.S. Securities and Exchange Commission, which can be found on Statoil's website at www.statoil.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

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END NOTES

1.    The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL), including a margin for oil sales, trading and supply.

2.    The refining reference margin is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.

3.    Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.

4.    Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) that correspond to Statoil's ownership percentage in a particular field. Entitlement volumes, on the other hand, represent Statoil's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the license. As a consequence, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil. As of fourth quarter 2013, entitlement production from the upstream segment in the US is presented net of royalties. Historical information is aligned with the current presentation to provide comparable figures.

5.    These are non-GAAP figures. See report section "Use and reconciliation of non-GAAP financial measures" for details.

6.    Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Statoil and also holds major investments in other entities. This ownership structure means that Statoil participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Statoil purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Statoil is selling the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State. All transactions are considered to be at an arms-length basis.

7.    The production guidance for 2014 reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates. The production guidance for 2020 is not calculated on proved reserves in accordance with SEC guidelines.

8.    The Group's average invoiced gas prices include volumes sold by the Marketing, Processing and Renewable energy segment.

9.    See the 2013 Annual Report on Form 20-F for more information.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA

(Registrant)

Dated: April 29, 2014

By: ___/s/ Torgrim Reitan

Name: Torgrim Reitan

Title:    Chief Financial Officer

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